March 5, 2008

Mail Stop 3561

By U.S. Mail and facsimile at 757.533.4954

Mr. Charles W. Moorman, IV
Chief Executive Officer
Norfolk Southern Corporation
Three Commercial Place
Norfolk, Virginia 23510

> **Re:** **Norfolk Southern Corporation**
> **Definitive 14A**
> **Filed March 20, 2007**
> **File No. 001-08339**

Dear Mr. Moorman:

We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3314.

Sincerely,

Daniel Morris
Attorney-Advisor